UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Youngry, LLC

Legal status of issuer

> **Form**
> Limited Liability Company

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> June 14, 2016

Physical address of issuer
4590 Macarthur Blvd, Ste 500, Newport Beach, CA 92660

Website of issuer
www.youngry.com

Name of intermediary through which the offering will be conducted
Opendeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2.0% of same securities

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
October 15, 2016

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 18, 2016

FORM C

Up to $500,000.00

Youngry, LLC



SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Youngry, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $20.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*." In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Opendeal Inc. dba "Republic" as (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of same Securities sold in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$20.00	$1.00	$19.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 18, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at: www.youngry.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Youngry, LLC (the "Company") is a Delaware Limited Liability Company, formed on June 14, 2016.

The Company is located at 4590 Macarthur Blvd, Ste 500, Newport Beach, CA 92660.

The Company's website is www.youngry.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
Youngry is a media news site that covers entrepreneurs across the world, especially those in the early stages. It generates revenue through ads, donations, features, publishing deals, and marketing assets.

The Business Plan
The Company will provide a much-needed outlet and media scope for young and hungry entrepreneurs, with a specific focus on crowdfunding, start ups, and helping entrepreneurs face early-stage challenges. For more information about the Company's business plan, see the Company's executive summary attached hereto as Exhibit B.

The Offering

Minimum amount of SAFEs (Simple Agreement for Future Equity) being offered	50,000

Total SAFEs (Simple Agreement for Future Equity) outstanding after offering (if minimum amount reached)	50,000
Maximum amount of SAFEs (Simple Agreement for Future Equity)	500,000
Total SAFEs (Simple Agreement for Future Equity) outstanding after offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$20.00
Offering deadline	October 15, 2016
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 26 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

No market for the services we provide currently exists.
While markets exist for certain of our services, there is little precedent or basis of comparison for the aggregated platform-based services that we provide. Although we have identified what we believe to be a need in the market for our services, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed services. If we are unable to commercialize and market our proposed services when planned, we may not achieve any market acceptance or generate revenue.

We have yet to generate any generated revenue and do not foresee generating any revenue in the near future; consequently, we will be reliant on external financing.
We are a startup company and our business model currently focuses obtaining $50,000 over the next two months from this Offering, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately two months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices. Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized under the laws of Delaware on June 14, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in developing and marketing entrepreneurs and startup companies and thus may be better equipped than us to develop and commercialize these services. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

The Company is a startup company and currently only employs two individuals. The success of the Company will depend on the performance and continued retention of these key employees, particularly its president, Ash Kumra. The Company has or intends to enter into an employment agreement with Mr. Kumra although there can be no assurance that it will do so or that Mr. Kumra, or any member of the board of directors or executive officer will continue to be employed or engaged by the Company for a particular period of time. The loss of Mr. Kumra or any member of the board of directors or executive officer would adversely affect the Company's business operations, financial condition and cash flow.

The amount of capital the Company is attempting to raise in the Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such individuals.
While the Company is dependent on its two employees, in particular its president, Ash Kumra, in order to conduct its operations and execute its business plan, the Company has not purchased any insurance policies with respect to the death or disability of those individuals. Therefore, in the event that any of the Company's employees die or become disabled, the Company will not receive any insurance proceeds as compensation for such person's absence. The loss of such person could would negatively affect the Company and its operations.

The proceeds from the Offering are necessary to the Company's operations.
Without the proceeds of the Offering, the Company will not be able to sustain its operations. The Company does not have adequate alternative sources of capital and therefore, is entirely dependent on this Offering. If the Company has misjudged the amount of capital it needs or needs additional capital in the future, it may not be able to obtain such capital and would not be able to continue operations. This provides the Company with very little financial flexibility to adapt to the market and industry in which it operates. This lack of capital and flexibility could harm the Company and cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make an investment decision. If you feel the information provided in this Offering is insufficient to make a sound and informed investment, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship

requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company's products may be generated by third-party vendors over which the Company has little control; product quality concerns could negatively affect the Company's business.
The Company's success depends in large part on sales of e-commerce and entertainment products, such as digital books and live webinars and other events. These products may be manufactured or tickets to Company events may be sold by third-party vendors instead of by the Company's employees. While the Company intends to implement rigorous standards in selecting vendors and enforcing product quality standards, if products taken to market are of poor quality, the Company's product sales and reputation will suffer.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Evolving tax, environmental, and safety or other regulations or failure to comply with existing licensing, labeling, trade, and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Federal Communications Division ("FCC"), U.S. Federal Trade Commission, and the U.S. Departments of Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. We are also regulated

with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Changes in government regulation could adversely impact our business.
The media, television, internet and entertainment industries are subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our platform and e-commerce products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of The Communications Act of 1934 to Internet service providers. This new classification could result in increased barriers to entry and costs that we may by necessity pass off to our customers. Therefore, the FCC ruling and its consequences could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The

increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute video streams, webinars, digital books and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as streaming media services, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in customers and audience ratings for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our

advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer tastes and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. For example, demand for e-commerce products relating to one particular entrepreneur will depend on a myriad of factors, including the success of that entrepreneur, amount of publicity and support engendered by the Company, and the nature of the entrepreneur's business. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing entrepreneurs seeking to hire qualified marketing professionals in the media industry and from customers seeking to purchase e-commerce products relating to such entrepreneurs. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during

such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our entrepreneur and startup clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract\'s term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Risks Related to the Securities

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Youngry is a media news site that covers entrepreneurs across the world, especially those in the early stages. It generates revenue through ads, donations, features, publishing deals, and marketing assets.

Business Plan
Youngry is committed to bringing the best experience and information on what is required of early level entrepreneurship through fascinating and thorough journalism, 24/7 live-stream coverage of seminars, events, and talks, and by offering various digital publications. Youngry supports the continued expansion of entrepreneurship and small businesses, and the development of the entrepreneurial community.

History of the Business
Youngry was founded in June 2016 by Ash Kumar and Ankur Garg.

The Company's Products and/or Services

Product / Service	Description	Current Market
Consulting, Digital Marketing and E-Commerce Products	Professionals in a variety of fields can offer consulting and mentorship to startup businesses	Entrepreneurs and startups

We will soon be introducing a 24/7 news site that will feature editorials, seminars, interviews, and other features to help entrepreneur thrive.

Competition
The Company's primary competitors are Entrepreneur.com and VentureBeat.com. For more information about the Company's competitors, see the Company's executive summary attached hereto as Exhibit B.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Consulting services will be carried out by advisors and a network of successful entrepreneurs. License agreements for publishing materials and other e-commerce products will only be offered to promising and/or successful entrepreneurs and startups. Any additional license agreements, such as for marketing and sales of t-shirts or other merchandise, will be negotiated with entrepreneurs and startups on a case-by-case basis.

As Youngry has not yet officially launched, no description of our current customer base is available. Our target market will consist mainly of promising entrepreneurs and startup companies.

Intellectual Property and Research and Development

The Company is not currently dependent on any intellectual property and has no pending research or development of patentable intellectual property.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
5945 Charter Oaks Drive Castro Valley, CA 94552	Lease	Former Company headquarters

Governmental/Regulatory Approval and Compliance

The production, sales and distribution in the United States of our digital media and merchandising is subject to various U.S. federal and state regulations, including but not limited to: the Communications Act of 1934, the Digital Millennium Copyright Act and the Federal Trade Commission Act, and various federal, state and local statutes and regulations applicable to the marketing, sales, advertising, production and distribution of such products.

Litigation

None

Other

The Company's principal address is 4590 Macarthur Blvd, Ste 500, Newport Beach, CA 92660. The Company's telephone number is (310) 309-1879. The Company conducts business in California, New Jersey.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised

Estimated Attorney Fees	1.5%	$750	1%	$5,000
Estimated Accountant/Auditor Fees	1.5%	$750	1%	$5,000
Marketing	37%	$18,500	50%	$250,000
Manufacturing	10%	$5,000	10%	$50,000
Equipment Purchases	10%	$5,000	8%	$40,000
Future Wages	40%	$20,000	30%	$150,000
Total	**100%**	**$50,000**	**100%**	**$500,000**

Use of proceeds assuming raise of $50,000 (the Minimum Offering):
The Youngry platform will take on many forms in its development. The first is an Editorial Content Site. We will feature mentors, contributors to provide guidance. We will also feature an editorial and enter into e-commerce contracts with publishers looking to publish books about entrepreneurs and startups subscribing to the Youngry platform. Deals will be sourced at approximately $10,000 a book, with a 50:50 revenue share with the entrepreneur or startup. We will also publish news and other original content, created by the Youngry entrepreneurial mentor network and subscribing entrepreneurs and startups on our website on a 24/7 live-stream basis. Any remaining funds will be used to market the 24/7 news network.

Because we intend to use Facebook Live initially, our costs will be significantly low from a hosting standpoint, and revenues generated will be assigned to further marketing efforts. Some of the contributors that we will be featuring in this introductory phase include: Lisa Song (Miss Nevada 2014 & Forbes Columnist), Brittany Castro (currently member of the CNBC Digital Financial Advisor Council), Arel Moodie (been personally acknowledged for his work by President Obama and listed by Inc. Magazine on their "30 Under 30 list"), Peter Scott (#1 Amazon best selling author & international peak performance coach), And Anthony Trucks (former NFL player and best selling author/speaker startup champion): We have acquired an entrepreneur Instagram news channel: https://www.instagram.com/startupchampion/ to help build our email list of over 10,000. Our "Live With Lisa" COX TV show (http://livewithlisa.tv/) will be hosted by TK creator Lisa Song and aired on our channel on a weekly basis.

Use of proceeds assuming raise of $500,000 (the Maximum Offering)
In addition to the foregoing use of proceeds, Youngry will use financing raised in the Offering to begin developing and marketing its ESPN/Live Stream and VOD Entrepreneur Video Library. This will be a 24/7 and live stream and video on demand feed. This Live Stream and Library will provide a constant news cycle of events going around the world and offer entrepreneurs a vast library of publications by entrepreneurial contributors to help build their businesses. We will also begin creating original content for our sponsored partners. These will include full in-depth articles, videos, and native advertisements. Initially this service will be provided only for sponsored posts, but anticipate expanding our selection based on operating results.

The Company does have discretion to alter the use of proceeds as set forth above. If the use of proceeds does not, in the discretion of the Managers, allow the Company to achieve its benchmarks, the Company may alter its strategy and allocation of funds.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ankur Garg

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Manager, June 14, 2016 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Strategy Officer at SHREDZ, a direct marketing nutritional supplement company since 2011, Founder and president of AKG Creative, a professional consulting firm dedicated to building brands and supporting innovative startup companies since 2011.

Education
Bachelor of Science degree in finance and economics from the Robert H Smith School of Business at the University of Maryland College Park

Name
Ash Kumra

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, Manager, Chairman and President, June 14, 2016 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Talk show host and author of the book series "Confessions from an Entrepreneur" since 2012, Co-founder of Trade Kraft, a knowledge video network for millennial and young entrepreneurs since November 2015, Member of the Board of Advisors of the Beall Center for Innovation and Entrepreneurship at the UCI Business School since January 2016, Member of the 20/30 Leadership Counsel of the Clinton Foundation since September 2014, Chairman Emeritus of Tech Coast Venture Networks since 2011, Advisor to Speak With Me, a startup operating a Natural Language Dialogue Platform since January 2013, Advisor to Go Moment, a startup operating a Guest Communications Platform for the hospitality industry since January 2014, Advisor to MotorMood, a startup designing and manufacturing automotive accessories since January 2014, and Advisor to My Open Road Corp., a startup offering a geo-travel game since February 2013.

Education
Bachelor of Arts degree in business administration from the University of California, Irvine

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ash Kumra

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, Manager, Chairman, President, June 14, 2016 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Talk show host and author of the book series "Confessions from an Entrepreneur" since 2012, Co-founder of Trade Kraft, a knowledge video network for millennial and young entrepreneurs since November 2015, Member of the Board of Advisors of the Beall Center for Innovation and Entrepreneurship at the UCI Business School since January 2016, Member of the 20/30 Leadership Counsel of the Clinton Foundation since September 2014, Chairman Emeritus of Tech Coast Venture Networks since 2011, Advisor to Speak With Me, a startup operating a Natural Language Dialogue Platform since January 2013, Advisor to Go Moment, a startup operating a Guest Communications Platform for the hospitality industry since January 2014, Advisor to MotorMood, a startup

designing and manufacturing automotive accessories since January 2014, and Advisor to My Open Road Corp., a startup offering a geo-travel game since February 2013.

Education
Bachelor of Arts degree in business administration from the University of California, Irvine

For more information about the Company's employees, see the Company's Executive Summary attached hereto as Exhibit B.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors/Managers/Managing Member
Incurrence of indebtedness	Board of Directors/Managers/Managing Member
Sale of property, interests or assets of the Company	Board of Directors/Managers/Managing Member
Determination of the budget	Board of Directors/Managers/Managing Member
Determination of business strategy	Board of Directors/Managers/Managing Member
Dissolution of liquidation of the Company	Board of Directors/Managers/Managing Member

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California (CA) and New Jersey (NJ).

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A Units LLC Membership Interests
Amount outstanding	900,000
Voting Rights	Members having one voting right per Class A LLC membership unit, but are not entitle to vote on amendments to or waivers of breaches of the Articles of Organization, modification of the strike price of Class A LLC membership units or admit new members. The Company is manager-managed, and members do not have voting rights with respect to the election and removal of managers.
Anti-Dilution Rights	None

How this security may limit, dilute or qualify the SAFEs (Simple Agreement for Future Equity) being offered	The Managers could authorize and issue additional Class A LLC membership units at a later date. The availability of such units and their potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the company by holders of the Class A LLC/Membership Units (assuming conversion if convertible securities)	100%

The Company currently has no debt outstanding.

Valuation
Because the Company is newly formed, has conducted no prior sales of securities except to its founders, and the Securities being sold in this Offering are SAFEs that convert into a number of securities contingent on the Company's valuation in a future Equity Financing, no valuation of the Company is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Company is owned by two individuals. Those individuals are Ash Kumra and Ankur Garg.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ash Kumra	50.0%
Ankur Garg	50.0%

Following the Offering, the Purchasers will own 0% of the Company. The Purchasers will hold an equity ownership of the Company following the conversion of their SAFEs.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations
Because we have not yet initiated operations, we have no operating historical, prior earnings and cash flows or other financial information. We believe that the earnings reflected in the financial projection sheets are what investors should expect to occur in the following year. The Company intends to increase profitability in the next 12 months by entering into service contracts with entrepreneurs and startups, selling digital publications and merchandising, and offering additional rounds of securities, using our business and marketing advisors to increase brand awareness and market penetration. The Company currently requires $50,000.00 a month to sustain operations.

Liquidity and Capital Resources
The proceeds of the offering are necessary to the operations of the Company. The proceeds of the Offering are necessary to the operations of the Company. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as we are projecting to raise $50,000 in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months. The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years, nor does it intend to make any capital expenditures in the near future in the absence of a successful Offering.

Material Changes and Other Information
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of SAFE (Simple Agreement for Future Equity) for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 15, 2016 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with The Kingdom Trust Company until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $20.00.

The Offering is being made through Opendeal Inc. dba "Republic," the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
5.0

Commission/Fee (flat)
0.0

Stock, Warrants and Other Compensation
2.0% of same securities

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica.

The Securities
We request that you please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $2,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $2,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Managers
Appointment of the Officers of the Company	Managers

The Company does not have any voting agreements or any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue   upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt   Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of the date of this document, the Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security-holders.

OTHER INFORMATION
None.

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Ash Kumra
9842E25FC7D648C

(Signature)

Ash Kumra

(Issuer)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Ash Kumra
9842E25FC7D648C...

(Signature)

Ash Kumra

(Name)

President

(Title)

July 15, 2016

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Executive Summary

EXHIBIT A
Financial Statements

Youngry LLC

Required Start-Up Funds for a New Business or Opening Balance Sheet for an Existing Business

Required Start-Up Funds	Amount	Totals	Depreciation		Notes
Fixed Assets					
Real Estate-Land	$ -				
Buildings	-		20.00	years	
Leasehold Improvements	-		7.00	years	
Equipment	10,000		7.00	years	
Furniture and Fixtures	2,000		5.00	years	
Vehicles	-		5.00	years	
Other Fixed Assets	-		5.00	years	
Total Fixed Assets		12,000			
Operating Capital					
Pre-Opening Salaries and Wages	10,000				
Prepaid Insurance Premiums	-				
Inventory	20,000				
Legal and Accounting Fees	1,500				
Rent Deposits	-				
Utility Deposits	-				
Supplies	1,000				
Advertising and Promotions	50,000				
Licenses	2,500				
Other Initial Start-Up Costs	-				
Working Capital (Cash On Hand)	-		For existing businesses = Cash+Ppd Exp+A/R-A/P-Accrd Exp See Note below#		
Total Operating Capital		85,000			
Total Required Funds		$ 97,000			

Sources of Funding	Amount	Totals	Loan Rate	Term in Months	Monthly Payments
Owner's Equity	0.00%	-			
Outside Investors	100.00%	1,000,000			
Additional Loans or Debt					
Commercial Loan	0.00%	-	7.00%	84.00	$0.00

Commercial Mortgage	0.00%		8.00%	240.00	$0.00
Credit Card Debt	0.00%	–	7.00%	60.00	$0.00
Vehicle Loans	0.00%	–	6.00%	48.00	$0.00
Other Bank Debt	0.00%	–	5.00%	36.00	$0.00
Total Sources of Funding	100.00%	$ 1,000,000			$0.00

A line of credit is also required in the amount of $ **179,630**

Note#: For existing businesses, this should be the "bucket" of cash plus recievables that will be turned into cash or payables paid out in cash in the near term (i.e. in the first month of the plan)

Youngry LLC
Salaries and Wages

Salaries and Related Expenses	#	Assumptions	Wage Base	Monthly	Year One	Year Two	Year Three
Percent Change						20.00%	20.00%
Salaries and Wages							
Owner's Compensation	2			$ 10,000	120,000	144,000	172,800
Salaries	2			10,000	120,000	144,000	172,800
Wages							
Full-Time Employees	4			10,400	124,800	149,760	179,712
Estimated Hours Per Week		40.00					
Estimated Rate Per Hour		$ 15.00					
Part-Time Employees	2			2,080	24,960	29,952	35,942
Estimated Hours Per Week		20.00					
Estimated Rate Per Hour		$ 12.00					
Independent Contractors				-	-	-	-
Total Salaries and Wages	10			32,480	389,760	467,712	561,254
Payroll Taxes and Benefits							
Social Security		6.20%	$ 102,000	2,014	24,165	28,998	34,798
Medicare		1.45%		471	5,652	6,782	8,138
Federal Unemployment Tax (FUTA)		0.80%	$ 7,000	47	560	560	560
State Unemployment Tax (SUTA)		2.70%	$ 7,000	158	1,890	1,890	1,890
Employee Pension Programs		0.00%		-	-	-	-
Worker's Compensation		0.00%		-	-	-	-
Employee Health Insurance		0.00%		-	-	-	-
Other Employee Benefit Programs		4.00%		1,299	15,590	18,708	22,450
Total Payroll Taxes and Benefits				3,988	47,857	56,938	67,836
Total Salaries and Related Expenses				36,468	437,617	524,650	629,091

Youngry LLC
Fixed Operating Expenses

Fixed Operating Expenses	Monthly		Year One	Year Two	Year Three	Notes
Percent Change				20.00%	20.00%	
Expenses						
Advertising		$ 25,000	300,000	360,000	432,000	
Car and Truck Expenses		-	-	-	-	
Bank & Merchant Fees		-	-	-	-	
Contract Labor		5,000	60,000	72,000	86,400	
Conferences & Seminars		-	-	-	-	
Customer Discounts and Refunds		-	-	-	-	
Dues and Subscriptions		1,000	12,000	14,400	17,280	
Miscellaneous		-	-	-	-	
Insurance (Liability and Property)		1,000	12,000	14,400	17,280	
Licenses/Fees/Permits		500	6,000	7,200	8,640	
Legal and Professional Fees		500	6,000	7,200	8,640	
Office Expenses & Supplies		500	6,000	7,200	8,640	
Postage and Delivery		5,000	60,000	72,000	86,400	
Rent (on business property)		-	-	-	-	
Rent of Vehicles and Equipment		-	-	-	-	
Sales & Marketing		10,000	120,000	144,000	172,800	
Taxes-Other		-	-	-	-	
Telephone and Communications		500	6,000	7,200	8,640	
Travel		1,000	12,000	14,400	17,280	
Utilities		-	-	-	-	
Total Expenses		50,000	600,000	720,000	864,000	
Other Expenses						
Depreciation		152	1,829	1,829	1,829	
Interest						
Commercial Loan		-	-	-	-	
Commercial Mortgage		-	-	-	-	
Line of Credit		945	11,344	-	-	
Credit Card Debt		-	-	-	-	
Vehicle Loans		-	-	-	-	
Other Bank Debt		-	-	-	-	

Total Other Expenses	1,098	13,173	1,829	1,829
Total Fixed Operating Expenses	51,098	613,173	721,829	865,829

Youngry LLC
Projected Sales Forecast

Products and Services	Assumptions	%	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Product/Service - Apparel & Swag															
Price Per Unit	$ 29.99	100.00%													
Variable Cost Per Unit	$ 9.00	30.00%													
Gross Margin Per Unit	$ 20.99	70.00%													
Projected Unit Sales															
Seasonality Factor			2.53%	3.03%	3.64%	4.37%	5.24%	6.29%	7.54%	9.05%	10.86%	13.04%	15.64%	18.77%	100.00%
Year One			1,000	1,200	1,440	1,728	2,074	2,488	2,986	3,583	4,300	5,160	6,192	7,430	39,581
Year Two Growth	20.00%		1,200	1,440	1,728	2,074	2,488	2,986	3,583	4,300	5,160	6,192	7,430	8,916	47,497
Year Three Growth	20.00%		1,440	1,728	2,074	2,488	2,986	3,583	4,300	5,160	6,192	7,430	8,916	10,699	56,996
Overhead Exp Allocation	50.00%														
Projected Revenue	$ 1,187,019														
Variable Costs	356,106														
Gross Margin	830,913														
Overhead Expenses	525,395														
Profit	305,519														
Breakeven Sales Revenu	$ 750,564.02														
Breakeven Sales Units	25,027	25.74%													
Product/Service E-Books															
Price Per Unit	$ 7.99	100.00%													
Variable Cost Per Unit	$ 1.20	15.00%													
Gross Margin Per Unit	$ 6.79	85.00%													
Projected Unit Sales															
Seasonality Factor			2.53%	3.03%	3.64%	4.37%	5.24%	6.29%	7.54%	9.05%	10.86%	13.04%	15.64%	18.77%	100.00%
Year One			2,000	2,400	2,880	3,456	4,147	4,977	5,972	7,166	8,600	10,320	12,383	14,860	79,161
Year Two Growth	10.00%		2,200	2,640	3,168	3,802	4,562	5,474	6,569	7,883	9,460	11,352	13,622	16,346	87,077
Year Three Growth	10.00%		2,420	2,904	3,485	4,182	5,018	6,022	7,226	8,671	10,406	12,487	14,984	17,981	95,785
Overhead Exp Allocation	16.67%														
Projected Revenue	$ 632,496														

Variable Costs	94,874	
Gross Margin	537,622	
Overhead Expenses	175,132	
Profit	362,490	57.31%
Breakeven Sales Revenu	$ 206,037.18	
Breakeven Sales Units	25,787	

Youngry LLC
Projected Sales Forecast - Page 2

Products and Services	Assumptions	%	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Product/Service C															
Price Per Unit	$ -	100.00%													
Variable Cost Per Unit	$ -	0.00%													
Gross Margin Per Unit	$ -	0.00%													
Projected Unit Sales															
Seasonality Factor			0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Year One			-	-	-	-	-	-	-	-	-	-	-	-	-
Year Two Growth	10.00%		-	-	-	-	-	-	-	-	-	-	-	-	-
Year Three Growth	10.00%		-	-	-	-	-	-	-	-	-	-	-	-	-
Overhead Exp Allocation	16.67%														
Projected Revenue	$ -														
Variable Costs	-														
Gross Margin	-														
Overhead Expenses	175,132														
Profit	(175,132)	0.00%													
Breakeven Sales Revenu	$ -														
Breakeven Sales Units	-														
Product/Service D															
Price Per Unit	$ -	100.00%													
Variable Cost Per Unit	$ -	0.00%													
Gross Margin Per Unit	$ -	0.00%													
Projected Unit Sales															
Seasonality Factor			0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Year One			-	-	-	-	-	-	-	-	-	-	-	-	-
Year Two Growth	10.00%		-	-	-	-	-	-	-	-	-	-	-	-	-
Year Three Growth	10.00%		-	-	-	-	-	-	-	-	-	-	-	-	-
Overhead Exp Allocation	16.67%														
Projected Revenue	$ -														

Variable Costs		-	
Gross Margin		-	
Overhead Expenses		175,132	
Profit		(175,132)	0.00%
Breakeven Sales Revenu	$	-	
Breakeven Sales Units		-	

Youngry LLC
Cash Receipts and Disbursements

Accounts Receivable Collections
Percent of Collections

0 to 30 days	100.00%
31 to 60 days	0.00%
More than 60 days	0.00%
Total Collections Percentage	**100.00%**

Accounts Payable Disbursements
Number of Days to Pay Suppliers

0 to 30 days	100.00%
31 to 60 days	0.00%
More than 60 days	0.00%
Total Disbursements Percentage	**100.00%**

Line of Credit Assumptions

Desired Minimum Cash Balance	$ -
Line of Credit Interest Rate	8.00%

Income Tax Assumptions

Effective Income Tax Rate	20.00%

Amortization of Start-Up Expenses

Amortization Period in Years	3.00

Youngry LLC
Projected Income Statement - Year One

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Income													
Product/Service - Apparel & Swag	29,990	35,988	43,186	51,823	62,187	74,625	89,550	107,460	128,952	154,742	185,690	222,828	1,187,019
Product/Service E-Books	15,980	19,176	23,011	27,613	33,136	39,763	47,716	57,259	68,711	82,453	98,944	118,733	632,496
Total Income	45,970	55,164	66,197	79,436	95,323	114,388	137,266	164,719	197,663	237,195	284,634	341,561	1,819,516
													-
Cost of Sales													
Product/Service - Apparel & Swag	8,997	10,796	12,956	15,547	18,656	22,387	26,865	32,238	38,685	46,423	55,707	66,848	356,106
Product/Service E-Books	2,397	2,876	3,452	4,142	4,970	5,965	7,157	8,589	10,307	12,368	14,842	17,810	94,874
													-
Total Cost of Sales	11,394	13,673	16,407	19,689	23,627	28,352	34,022	40,827	48,992	58,791	70,549	84,658	450,980
Gross Margin	34,576	41,491	49,789	59,747	71,697	86,036	103,243	123,892	148,670	178,405	214,085	256,903	1,368,535
Total Salary and Wages	36,468	36,468	36,468	36,468	36,468	36,468	36,468	36,468	36,468	36,468	36,468	36,468	437,617
Fixed Business Expenses													
Advertising	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	300,000
Car and Truck Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Bank & Merchant Fees	-	-	-	-	-	-	-	-	-	-	-	-	-
Contract Labor	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Conferences & Seminars	-	-	-	-	-	-	-	-	-	-	-	-	-
Customer Discounts and Refunds	-	-	-	-	-	-	-	-	-	-	-	-	-
Dues and Subscriptions	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Miscellaneous	-	-	-	-	-	-	-	-	-	-	-	-	-
Insurance (Liability and Property)	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Licenses/Fees/Permits	500	500	500	500	500	500	500	500	500	500	500	500	6,000
Legal and Professional Fees	500	500	500	500	500	500	500	500	500	500	500	500	6,000
Office Expenses & Supplies	500	500	500	500	500	500	500	500	500	500	500	500	6,000
Postage and Delivery	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000

Youngry LLC
Projected Income Statement - Year One

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Rent (on business property)	-	-	-	-	-	-	-	-	-	-	-	-	-
Rent of Vehicles and Equipment	-	-	-	-	-	-	-	-	-	-	-	-	-
Sales & Marketing	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000
Taxes-Other	-	-	-	-	-	-	-	-	-	-	-	-	-
Telephone and Communications	500	500	500	500	500	500	500	500	500	500	500	500	6,000
Travel	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Utilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Fixed Business Expenses	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	600,000
Other Expenses													
Amortized Start-up Expenses	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	21,667
Depreciation	152	152	152	152	152	152	152	152	152	152	152	152	1,829
Interest													
Commercial Loan	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-
Line of Credit	-	346	648	897	1,081	1,187	1,198	1,198	1,198	1,198	1,198	1,198	11,344
Credit Card Debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Vehicle Loans	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Bank Debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Taxes	-	-	-	-	-	-	-	-	-	4,479	25,253	33,817	63,549
Total Other Expenses	1,958	2,304	2,606	2,855	3,039	3,145	3,155	3,155	3,155	7,634	28,409	36,972	98,388
Net Income	(53,850)	(47,281)	(39,285)	(29,576)	(17,810)	(3,577)	13,620	34,269	59,047	84,302	99,208	133,462	232,530

Youngry LLC
Projected Cash Flow Statement - Year One

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Beginning Cash Balance	-	-	-	-	-	-	-	15,578	51,804	112,809	203,548	329,968	
Cash Inflows													
Income from Sales	45,970	55,164	66,197	79,436	95,323	114,388	137,266	164,719	197,663	237,195	284,634	341,561	1,819,516
Accounts Receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Inflows	45,970	55,164	66,197	79,436	95,323	114,388	137,266	164,719	197,663	237,195	284,634	341,561	1,819,516
Cash Outflows													
Investing Activities													
New Fixed Assets Purchases	-	-	-	-	-	-	-	-	-	-	-	-	-
Inventory Addition to Bal.She	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of Sales	11,394	13,673	16,407	19,689	23,627	28,352	34,022	40,827	48,992	58,791	70,549	84,658	450,980
Operating Activities													
Salaries and Wages	36,468	36,468	36,468	36,468	36,468	36,468	36,468	36,468	36,468	36,468	36,468	36,468	437,617
Fixed Business Expenses	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	600,000
Taxes	-	-	-	-	-	-	-	-	-	-	-	63,549	63,549
Financing Activities													-
Loan Payments	-	-	-	-	-	-	-	-	-	-	-	-	-
Line of Credit Interest	-	346	648	897	1,081	1,187	1,198	1,198	1,198	1,198	1,198	1,198	11,344
Line of Credit Repayments	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends Paid	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Outflows	97,862	100,487	103,524	107,054	111,176	116,007	121,688	128,492	136,658	146,456	158,214	235,873	1,563,490
Cash Flow	(51,892)	(45,323)	(37,327)	(27,618)	(15,852)	(1,619)	15,578	36,226	61,005	90,739	126,420	105,688	256,025
Operating Cash Balance	(51,892)	(45,323)	(37,327)	(27,618)	(15,852)	(1,619)	15,578	51,804	112,809	203,548	329,968	435,656	
Line of Credit Drawdowns	51,892	45,323	37,327	27,618	15,852	1,619	-	-	-	-	-	-	179,630
Ending Cash Balance	-	-	-	-	-	-	15,578	51,804	112,809	203,548	329,968	435,656	

Youngry LLC
Projected Cash Flow Statement - Year One

Line of Credit Balance	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
	51,892	97,215	134,542	162,159	178,012	179,630	179,630	179,630	179,630	179,630	179,630	179,630	

Youngry LLC
Balance Sheet - Year One

	Base Period	End of Year One
Assets		
Current Assets		
Cash	-	435,656
Accounts Receivable	20,000	20,000
Inventory	65,000	43,333
Prepaid Expenses	-	-
Other Current		
Total Current Assets	85,000	498,989
Fixed Assets		
Real Estate-Land	-	-
Buildings	-	-
Leasehold Improvements	-	-
Equipment	10,000	10,000
Furniture and Fixtures	2,000	2,000
Vehicles	-	-
Other Fixed Assets	-	-
Total Fixed Assets	12,000	12,000
Less: Accumulated Depreciation	-	1,829
Total Assets	97,000	509,160
Liabilities and Owner's Equity		
Liabilities		
Accounts Payable	-	(0)
Loan Payable	-	-
Mortgage Payable	-	-
Credit Card Debt	-	-
Vehicle Loans	-	-

Youngry LLC
Balance Sheet - Year One

	Base Period	End of Year One
Other Bank Debt	-	-
Line of Credit Balance	-	179,630
Total Liabilities	-	179,630
Owner's Equity		
Common Stock	1,000,000	1,000,000
Retained Earnings	-	232,530
Dividends Dispersed	-	-
Total Owner's Equity	1,000,000	1,232,530
Total Liabilities and Owner's Equity	1,000,000	1,412,160
	Does Not Balance	Does Not Balance

Youngry LLC
Year End Summary

	Year One	%	Year Two	%	Year Three	%
Income						
Product/Service - Apparel & Swag	1,187,019		1,424,423		1,709,308	
Product/Service E-Books	632,496		695,746		765,321	
	-		-		-	
Total Income	1,819,516	100.00%	2,120,169	100.00%	2,474,628	100.00%
Cost of Sales						
Product/Service - Apparel & Swag	356,106		427,327		512,792	
Product/Service E-Books	94,874		104,362		114,798	
	-		-		-	
Total Cost of Sales	450,980	24.79%	531,689	25.08%	627,590	25.36%
Gross Margin	1,368,535	75.21%	1,588,480	74.92%	1,847,038	74.64%
Total Salary and Wages	437,617	24.05%	524,650	24.75%	629,091	25.42%
Fixed Business Expenses						
Advertising	300,000		360,000		432,000	
Car and Truck Expenses	-		-		-	
Bank & Merchant Fees	-		-		-	
Contract Labor	60,000		72,000		86,400	
Conferences & Seminars	-		-		-	
Customer Discounts and Refunds	-		-		-	
Dues and Subscriptions	12,000		14,400		17,280	
Miscellaneous	-		-		-	
Insurance (Liability and Property)	12,000		14,400		17,280	
Licenses/Fees/Permits	6,000		7,200		8,640	
Legal and Professional Fees	6,000		7,200		8,640	
Office Expenses & Supplies	6,000		7,200		8,640	
Postage and Delivery	60,000		72,000		86,400	

Youngry LLC
Year End Summary

	Year One	%	Year Two	%	Year Three	%
Rent (on business property)	-		-		-	
Rent of Vehicles and Equipment	120,000		144,000		172,800	
Sales & Marketing	-		-		-	
Taxes-Other	6,000		7,200		8,640	
Telephone and Communications	12,000		14,400		17,280	
Travel	-		-		-	
Utilities						
Total Fixed Business Expenses	600,000	32.98%	720,000	33.96%	864,000	34.91%
Operating Income (before Other Expenses) [EBITDA]	330,918	18.19%	343,830	16.22%	353,947	14.30%
Other Expenses						
Amortized Start-up Expenses	21,667		21,667		21,667	
Depreciation	1,829		1,829		1,829	
Interest						
Commercial Loan	-		-		-	
Commercial Mortgage	-		-		-	
Line of Credit	11,344		14,370		14,370	
Credit Card Debt	-		-	-	-	
Vehicle Loans	-		-		-	
Other Bank Debt	-		-		-	
Taxes	63,549		65,526		67,550	
Total Other Expenses	98,388	5.41%	103,392	4.88%	105,415	4.26%
Net Income	232,530	12.78%	240,438	11.34%	248,532	10.04%

Youngry LLC
Projected Income Statement - Year Two

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Income													
Product/Service - Apparel & Swag	35,988	43,186	51,823	62,187	74,625	89,550	107,460	128,952	154,742	185,690	222,828	267,394	1,424,423
Product/Service E-Books	17,578	21,094	25,312	30,375	36,450	43,740	52,488	62,985	75,582	90,699	108,838	130,606	695,746
													-
Total Income	53,566	64,279	77,135	92,562	111,074	133,289	159,947	191,937	230,324	276,389	331,667	398,000	2,120,169
Cost of Sales													
Product/Service - Apparel & Swag	10,796	12,956	15,547	18,656	22,387	26,865	32,238	38,685	46,423	55,707	66,848	80,218	427,327
Product/Service E-Books	2,637	3,164	3,797	4,556	5,467	6,561	7,873	9,448	11,337	13,605	16,326	19,591	104,362
													-
Total Cost of Sales	13,433	16,120	19,344	23,212	27,855	33,426	40,111	48,133	57,760	69,312	83,174	99,809	531,689
Gross Margin	40,133	48,159	57,791	69,350	83,220	99,863	119,836	143,803	172,564	207,077	248,492	298,191	1,588,480
Total Salary and Wages	43,721	43,721	43,721	43,721	43,721	43,721	43,721	43,721	43,721	43,721	43,721	43,721	524,650
Fixed Business Expenses													
Advertising	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	360,000
Car and Truck Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Bank & Merchant Fees													
Contract Labor	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	72,000
Conferences & Seminars	-	-	-	-	-	-	-	-	-	-	-	-	-
Customer Discounts and Refunds	-	-	-	-	-	-	-	-	-	-	-	-	-
Dues and Subscriptions	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	14,400
Miscellaneous	-	-	-	-	-	-	-	-	-	-	-	-	-
Insurance (Liability and Property)	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	14,400
Licenses/Fees/Permits	600	600	600	600	600	600	600	600	600	600	600	600	7,200
Legal and Professional Fees	600	600	600	600	600	600	600	600	600	600	600	600	7,200
Office Expenses & Supplies	600	600	600	600	600	600	600	600	600	600	600	600	7,200
Postage and Delivery	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	72,000

Youngry LLC
Projected Income Statement - Year Two

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Rent (on business property)	-	-	-	-	-	-	-	-	-	-	-	-	-
Rent of Vehicles and Equipment	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	144,000
Sales & Marketing	-	-	-	-	-	-	-	-	-	-	-	-	-
Taxes-Other	-	-	-	-	-	-	-	-	-	-	-	-	-
Telephone and Communications	600	600	600	600	600	600	600	600	600	600	600	600	7,200
Travel	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	14,400
Utilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Fixed Business Expenses	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	720,000
Other Expenses													
Amortized Start-up Expenses	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	21,667
Depreciation	152	152	152	152	152	152	152	152	152	152	152	152	1,829
Interest													
Commercial Loan	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-
Line of Credit	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	14,370
Credit Card Debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Vehicle Loans	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Bank Debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Taxes	-	-	-	-	-	-	-	-	-	-	26,902	38,624	65,526
Total Other Expenses	3,155	3,155	3,155	3,155	3,155	3,155	3,155	3,155	3,155	3,155	30,058	41,779	103,392
Net Income	(66,743)	(58,717)	(49,085)	(37,527)	(23,657)	(7,013)	12,960	36,927	65,688	100,201	114,714	152,690	240,438

Youngry LLC
Projected Cash Flow Statement - Year Two

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Beginning Cash Balance	435,656	370,870	314,111	266,984	231,415	209,717	204,662	219,579	258,464	326,110	428,269	571,843	
Cash Inflows													
Income from Sales	53,566	64,279	77,135	92,562	111,074	133,289	159,947	191,937	230,324	276,389	331,667	398,000	2,120,169
Accounts Receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Inflows	53,566	64,279	77,135	92,562	111,074	133,289	159,947	191,937	230,324	276,389	331,667	398,000	2,120,169
Cash Outflows													
Investing Activities													
New Fixed Assets Purchases	-	-	-	-	-	-	-	-	-	-	-	-	-
Inventory Addition to Bal. She	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating Activities													
Cost of Sales	13,433	16,120	19,344	23,212	27,855	33,426	40,111	48,133	57,760	69,312	83,174	99,809	531,689
Salaries and Wages	43,721	43,721	43,721	43,721	43,721	43,721	43,721	43,721	43,721	43,721	43,721	43,721	524,650
Fixed Business Expenses	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	720,000
Taxes	-	-	-	-	-	-	-	-	-	-	-	65,526	65,526
Financing Activities													
Loan Payments	-	-	-	-	-	-	-	-	-	-	-	-	-
Line of Credit Interest	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	14,370
Line of Credit Repayments	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends Paid	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Outflows	118,352	121,038	124,262	128,131	132,773	138,344	145,029	153,052	162,678	174,230	188,093	270,254	1,856,236
Cash Flow	(64,786)	(56,759)	(47,127)	(35,569)	(21,699)	(5,055)	14,918	38,885	67,646	102,159	143,574	127,746	263,933
Operating Cash Balance	370,870	314,111	266,984	231,415	209,717	204,662	219,579	258,464	326,110	428,269	571,843	699,589	
Line of Credit Drawdowns	-	-	-	-	-	-	-	-	-	-	-	-	-
Ending Cash Balance	370,870	314,111	266,984	231,415	209,717	204,662	219,579	258,464	326,110	428,269	571,843	699,589	

Youngry LLC
Projected Cash Flow Statement - Year Two

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Line of Credit Balance	179,630	179,630	179,630	179,630	179,630	179,630	179,630	179,630	179,630	179,630	179,630	179,630	

Youngry LLC
Balance Sheet - Year Two

	End of Year One	End of Year Two
Assets		
Current Assets		
Cash	435,656	699,589
Accounts Receivable	-	-
Inventory	20,000	20,000
Prepaid Expenses	43,333	21,667
Other Current	-	-
Total Current Assets	498,989	741,256
Fixed Assets		
Real Estate-Land	-	-
Buildings	-	-
Leasehold Improvements	-	-
Equipment	10,000	10,000
Furniture and Fixtures	2,000	2,000
Vehicles	-	-
Other Fixed Assets	-	-
Total Fixed Assets	12,000	12,000
Less: Accumulated Depreciation	1,829	3,657
Total Assets	509,160	749,598
Liabilities and Owner's Equity		
Liabilities		
Accounts Payable	(0)	-
Notes Payable	-	-
Mortgage Payable	-	-
Credit Card Debt	-	-
Vehicle Loans	-	-

Youngry LLC
Balance Sheet - Year Two

	End of Year One	End of Year Two
Other Bank Debt	-	-
Line of Credit Balance	179,630	179,630
Total Liabilities	179,630	179,630
Owner's Equity		
Common Stock	1,000,000	1,000,000
Retained Earnings	232,530	472,968
Dividends Dispersed	-	-
Total Owner's Equity	1,232,530	1,472,968
Total Liabilities and Owner's Equity	1,412,160	1,652,598
	Does Not Balance	Does Not Balance

Youngry LLC
Projected Income Statement - Year Three

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Income													
Product/Service - Apparel & Swag	43,186	51,823	62,187	74,625	89,550	107,460	128,952	154,742	185,690	222,828	267,394	320,873	1,709,308
Product/Service E-Books	19,336	23,203	27,844	33,412	40,095	48,114	57,736	69,284	83,140	99,768	119,722	143,667	765,321
													-
Total Income	62,521	75,026	90,031	108,037	129,644	155,573	186,688	224,025	268,831	322,597	387,116	464,539	2,474,628
Cost of Sales													
Product/Service - Apparel & Swag	12,956	15,547	18,656	22,387	26,865	32,238	38,685	46,423	55,707	66,848	80,218	96,262	512,792
Product/Service E-Books	2,900	3,480	4,177	5,012	6,014	7,217	8,660	10,393	12,471	14,965	17,958	21,550	114,798
													-
Total Cost of Sales	15,856	19,027	22,833	27,399	32,879	39,455	47,346	56,815	68,178	81,814	98,176	117,812	627,590
Gross Margin	46,665	55,998	67,198	80,638	96,765	116,118	139,342	167,210	200,652	240,783	288,940	346,727	1,847,038
Total Salary and Wages	52,424	52,424	52,424	52,424	52,424	52,424	52,424	52,424	52,424	52,424	52,424	52,424	629,091
Fixed Business Expenses													
Advertising	36,000	36,000	36,000	36,000	36,000	36,000	36,000	36,000	36,000	36,000	36,000	36,000	432,000
Car and Truck Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Bank & Merchant Fees													
Contract Labor	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	86,400
Conferences & Seminars	-	-	-	-	-	-	-	-	-	-	-	-	-
Customer Discounts and Refunds	-	-	-	-	-	-	-	-	-	-	-	-	-
Dues and Subscriptions	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	17,280
Miscellaneous	-	-	-	-	-	-	-	-	-	-	-	-	-
Insurance (Liability and Property)	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	17,280
Licenses/Fees/Permits	720	720	720	720	720	720	720	720	720	720	720	720	8,640
Legal and Professional Fees	720	720	720	720	720	720	720	720	720	720	720	720	8,640
Office Expenses & Supplies	720	720	720	720	720	720	720	720	720	720	720	720	8,640
Postage and Delivery	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	7,200	86,400

Youngry LLC
Projected Income Statement - Year Three

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Rent (on business property)	-	-	-	-	-	-	-	-	-	-	-	-	-
Rent of Vehicles and Equipment	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400	14,400	172,800
Sales & Marketing	-	-	-	-	-	-	-	-	-	-	-	-	-
Taxes-Other	720	720	720	720	720	720	720	720	720	720	720	720	8,640
Telephone and Communications	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	1,440	17,280
Travel	-	-	-	-	-	-	-	-	-	-	-	-	-
Utilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Fixed Business Expenses	72,000	72,000	72,000	72,000	72,000	72,000	72,000	72,000	72,000	72,000	72,000	72,000	864,000
Other Expenses													
Amortized Start-up Expenses	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	1,806	21,667
Depreciation	152	152	152	152	152	152	152	152	152	152	152	152	1,829
Interest													
Commercial Loan	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-
Line of Credit	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	14,370
Credit Card Debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Vehicle Loans	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Bank Debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Taxes	-	-	-	-	-	-	-	-	-	-	23,359	44,191	67,550
Total Other Expenses	3,155	3,155	3,155	3,155	3,155	3,155	3,155	3,155	3,155	3,155	26,514	47,346	105,415
Net Income	(80,914)	(71,581)	(60,382)	(46,942)	(30,814)	(11,461)	11,762	39,631	73,073	113,203	138,001	174,957	248,532

Youngry LLC
Projected Cash Flow Statement - Year Three

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Beginning Cash Balance	699,589	620,633	551,009	492,586	447,602	418,745	409,242	422,962	464,550	539,581	654,742	818,060	
Cash Inflows													
Income from Sales	62,521	75,026	90,031	108,037	129,644	155,573	186,688	224,025	268,831	322,597	387,116	464,539	2,474,628
Accounts Receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Inflows	62,521	75,026	90,031	108,037	129,644	155,573	186,688	224,025	268,831	322,597	387,116	464,539	2,474,628
Cash Outflows													
Investing Activities													
New Fixed Assets Purchases	-	-	-	-	-	-	-	-	-	-	-	-	-
Inventory Addition to Bal.She	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating Activities													
Cost of Sales	15,856	19,027	22,833	27,399	32,879	39,455	47,346	56,815	68,178	81,814	98,176	117,812	627,590
Salaries and Wages	52,424	52,424	52,424	52,424	52,424	52,424	52,424	52,424	52,424	52,424	52,424	52,424	629,091
Fixed Business Expenses	72,000	72,000	72,000	72,000	72,000	72,000	72,000	72,000	72,000	72,000	72,000	72,000	864,000
Taxes	-	-	-	-	-	-	-	-	-	-	-	67,550	67,550
Financing Activities													
Loan Payments	-	-	-	-	-	-	-	-	-	-	-	-	-
Line of Credit Interest	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	1,198	14,370
Line of Credit Repayments	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends Paid	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Outflows	141,478	144,649	148,454	153,021	158,501	165,077	172,968	182,437	193,800	207,435	223,798	310,983	2,202,601
Cash Flow	(78,956)	(69,623)	(58,424)	(44,984)	(28,856)	(9,503)	13,720	41,589	75,031	115,161	163,318	153,556	272,027
Operating Cash Balance	620,633	551,009	492,586	447,602	418,745	409,242	422,962	464,550	539,581	654,742	818,060	971,616	
Line of Credit Drawdowns	-	-	-	-	-	-	-	-	-	-	-	-	-
Ending Cash Balance	620,633	551,009	492,586	447,602	418,745	409,242	422,962	464,550	539,581	654,742	818,060	971,616	

Youngry LLC
Projected Cash Flow Statement - Year Three

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Line of Credit Balance	179,630	179,630	179,630	179,630	179,630	179,630	179,630	179,630	179,630	179,630	179,630	179,630	

Youngry LLC
Balance Sheet - Year Three

	End of Year Two	End of Year Three
Assets		
Current Assets		
Cash	699,589	971,616
Accounts Receivable	-	-
Inventory	20,000	20,000
Prepaid Expenses	21,667	(0)
Other Current	-	-
Total Current Assets	741,256	991,616
Fixed Assets		
Real Estate-Land	-	-
Buildings	-	-
Leasehold Improvements	-	-
Equipment	10,000	10,000
Furniture and Fixtures	2,000	2,000
Vehicles	-	-
Other Fixed Assets	-	-
Total Fixed Assets	12,000	12,000
Less: Accumulated Depreciation	3,657	5,486
Total Assets	749,598	998,130
Liabilities and Owner's Equity		
Liabilities		
Accounts Payable	-	-
Notes Payable	-	-
Mortgage Payable	-	-
Credit Card Debt	-	-
Vehicle Loans	-	-

Youngry LLC
Balance Sheet - Year Three

	End of Year Two	End of Year Three
Other Bank Debt	-	-
Line of Credit Balance	179,630	179,630
Total Liabilities	179,630	179,630
Owner's Equity		
Common Stock	1,000,000	1,000,000
Retained Earnings	472,968	721,500
Dividends Dispersed	-	-
Total Owner's Equity	1,472,968	1,721,500
Total Liabilities and Owner's Equity	1,652,598	1,901,130
	Does Not Balance	Does Not Balance

Youngry LLC
Financial Ratios

Ratio	Year One	Year Two	Year Three	RMA Industry Norms
Liquidity				
Current Ratio	2.8	4.1	5.5	
Quick Ratio	2.4	3.9	5.4	
Safety				
Debt to Equity Ratio	0.1	0.1	0.1	
Debt to Coverage Ratio	1.3	1.3	1.4	
Profitability				
Sales Growth	0.0%	16.5%	16.7%	
COGS to Sales	24.8%	25.1%	25.4%	
Gross Profit Margin	75.2%	74.9%	74.6%	
SG&A to Sales	57.0%	58.7%	60.3%	
Net Profit Margin	12.8%	11.3%	10.0%	
Return on Equity	18.9%	16.3%	14.4%	
Return on Assets	45.7%	32.1%	24.9%	
Owner's Compensation to Sales	6.6%	6.8%	7.0%	
Efficiency				
Days in Receivables	0.0	0.0	0.0	
Accounts Receivable Turnover	0.0	0.0	0.0	
Days in Inventory	16.0	13.5	11.5	
Inventory Turnover	22.5	26.6	31.4	
Sales to Total Assets	3.6	2.8	2.5	

Youngry LLC
Breakeven Analysis

Breakeven Analysis		Dollars	Percent
Annual Sales Revenue	$	1,819,516	100.00%
Cost of Sales		450,980	24.79%
Gross Margin		1,368,535	75.21%
Salaries and Wages		437,617	
Fixed Operating Expenses		613,173	
Total Fixed Business Expenses		1,050,790	
Breakeven Sales Calculation		1,050,790	
		75.21%	
Breakeven Sales in Dollars	$	1,397,062	

Youngry LLC
Amortization Schedule

Loan Type	Assumptions	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Totals
Commercial Loan														
Principal Amount	$ -													
Interest Rate	7.00%													
Loan Term in Months	84.00													
Monthly Payment Amou	$0.00													
Year One														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	
Year Two														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	
Year Three														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	
Commercial Mortgage														
Principal Amount	$ -													
Interest Rate	8.00%													
Loan Term in Months	240.00													
Monthly Payment Amou	$0.00													
Year One														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	
Year Two														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	-

Year Three														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	-
Credit Card Debt														
Principal Amount	$	-												
Interest Rate		7.00%												
Loan Term in Months		60.00												
Monthly Payment Amou		$0.00												
Year One														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	-
Year Two														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	-
Year Three														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	-
Vehicle Loans														
Principal Amount	$	-												
Interest Rate		6.00%												
Loan Term in Months		48.00												
Monthly Payment Amou		$0.00												
Year One														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	-
Year Two														
Interest		-	-	-	-	-	-	-	-	-	-	-	-	-
Principal		-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Balance		-	-	-	-	-	-	-	-	-	-	-	-	-
Year Three		-	-	-	-	-	-	-	-	-	-	-	-	-

Interest
Principal
Loan Balance

Other Bank Debt
Principal Amount $ -
Interest Rate 5.00%
Loan Term in Months 36.00
Monthly Payment Amou $0.00

Year One
Interest
Principal
Loan Balance
Year Two
Interest
Principal
Loan Balance
Year Three
Interest
Principal
Loan Balance

Youngry LLC
Financial Diagnostics

This sheet performs a few tests on your numbers to see if they seem within certain reasonable ranges.
Remember, no computer can tell whether your projections are truly well-constructed, only a human can do that.
But these tests can at least look for values that are critically out of range.

Financial Diagnostics		Value	Findings
General Financing Assumptions			
Owner's Cash Injection into the Business		0.0%	Owner's injection might be too low in relation to the amount of money n
Cash Request as percent of Total Required Funds		0.0%	Cash request seems reasonable with respect to total request
Loan Assumptions			
Commercial Loan Interest rate		7.0%	Interest rate seems reasonable
Commercial Loan Term in Months		84	Loan term seems within range for this type of loan
Commercial Mortgage Interest rate		8.0%	Interest rate seems reasonable
Commercial Mortgage Term in Months		240	Loan term seems within range for this type of loan
Loan Payments as a Percent of Projected Sales		0.0%	Calculated loan payments as a percent of sales seem resonable
Income Statement			
Gross Margin as a Percent of Sales		75.2%	Gross margin percentage seems reasonable
Owner's Compensation Lower Limit Check	$	120,000	An owner's compensation amount has been established
Owner's Compensation Upper Limit Check		51.6%	Owner's compensation seems reasonable
Advertising Expense Levels as a Percent of Sales		16.5%	Advertising as a percent of sales may be too low
Profitability Levels	$	232,530	The business is showing a profit
Profitability as a Percent of Sales		12.8%	The projection does not seem highly unreasonable
Cash Flow Statement			
Desired Operating cash Flow Levels	$	179,630	The financial projection does not provide the desired level of cash flow
Line of Credit Drawdowns	$	179,630	The business will need at least this level of a line of credit
Accounts Receivable Ratio to Sales		0.0%	Accounts receivable amount as a percent of sales seems reasonable
Balance Sheet			

Does the Base Period Balance Sheet Balance?   (903,000)   The balance sheet is not in balance

Does the Final Balance Sheet Balance   (903,000)   The balance sheet is not in balance

Debt to Equity Ratio   14.6%   The debt to equity ratio seems reasonable

Breakeven Analysis

Breakeven Levels $ 422,454   The sales projection exceeds the projected break-even sales level

needed

el of cash flow

EXHIBIT B

Executive Summary



Who Is Youngry: We are a next generation media company celebrating entrepreneurship. We will provide news content, distribution of original video programming, and products/services to help one become a better entrepreneur and business creator.

Our Story: Youngry was originally conceived by Ankur Garg, an immigrant born Indian entrepreneur who was inspired by the American dream to help the global launch fitness brand and movement Shredz. Ankur was inspired from his journey to create a media company for the next generation of entrepreneurs and creators. Ankur connected with serial entrepreneur, White House Award Winner, author/speaker and media personality Ash Kumra to develop Youngry. Together they envision Youngry to be an entrepreneur media company dedicated to promoting the young and hungry minded entrepreneur generation that's now making our world amazing. We want to become the ESPN of all things entrepreneurship!

Why Now? With over a billion early stage entrepreneurs and business creator worldwide, it is time that we hear the voices of the many, their challenges and successes, instead of that of just the few!

Our Market: Youngry targets young and ambitious entrepreneurs who to leave a mark and pursue their dreams. These entrepreneur markets we want to amplify include:

- Millennials
- Gen Z
- Immigrants
- College Students
- Women
- Minority Entrepreneurs
- Politica/Activist
- Social Impact

Our Solution: Create original content that inspires an entrepreneurial community that promotes the ideologies of hard work, ambition, and any Dream can thrive to those who seek it. They have the opportunity to be more than a passive agent of the news, they can actively be a part of something bigger. We are a media platform made for them by them.

Our Revenue Model: We will fund our business primarily through an e-commerce store front selling motivational "Youngry" entrepreneur inspired clothing and premium media featuring top successful entrepreneurs (audio, e-books, video courses, live events). We have already established a partnership with one of Amazon's top e-commerce programs Amazon Exclusives. Through this we have created a store front, have Amazon assisting with sales/marketing and have already generated revenues! We also will make revenues secondary with selected ad/sponsor supported content. Additional brands and individuals on Amazon Exclusives include Mark Cuban, various ABC Shark tank companies and other high growth ventures!

Our Business Offering:

1. We provide an online editorial platform (text, video, audio) featuring top mentors, serial entrepreneurs and influencers as contributors on topics most pertinent to help the young and hungry minded entrepreneurs succeed on Youngry.com, social media and affiliated channels.

2. We will take the most popular articles and entrepreneur themes and provide various e-commerce products (digital books, live events, webinars) featuring the original contributors. The contributors will participate in revenue sharing opportunities with these products and the Youngry audience will now develop a deeper relationship with the people who are helping them!

3. Youngry will also offer a 24/7 online video stream (both live video and video on demand) of global entrepreneurship efforts (fireside chats, panels, pitch contests, keynote speeches, important conferences) and Youngry live events. We likely will have this hosted on our Facebook page so it's a viral social tool, keep video hosting costs down and even anticipate this to generate sponsorships.

Our Next Step: Youngry is for the global entrepreneur community (both our young/hungry minded audience and the mentors that help make them a success). We are seeking $50,000 to turn our vision into reality. We are raise money with one of the most democratic fund-raising mechanisms that can allow people to support and celebrate our success together as an equity holder: Title III Equity CrowdFunding.

We are also pursuing this campaign because of our belief that title III crowd-funding can potentially inspire a new level of entrepreneurship and small business creation. This overview by the White House best summarizes it.

Use Of Funds:

1. Editorial Content Site: We will feature mentors, contributors to provide guidance. We'll feature our own editorial, and we're going to feature the e-commerce model people that are publishing books with us as an additional way to showcase these people. Deals will be sourced at approximately $10,000 a book. Will do 50/50 rev share with contributor.

$500k goal
Youngry will begin to adapt the ESPN/Live Stream and VOD Entrepreneur Video Library portion. This will be a 24/7 and live stream and video on demand feed. Part of the capital will be going into developing and marketing this concept. Not only will there be a constant news cycle of events going around the world, but entrepreneurs will be able to go through the vast library of contributors and other great minds to learn.

Revenue Projections: In order to operate successfully and reach the desired amount of people and change our world is $50,000. This initial ask will provide Youngry with enough capital to cover any necessary equipment and furniture, salaries for the team, inventory, supplies, and licenses. Furthermore, this need will pay for the necessary exposure and advertising buys to reach the targeted demographics. The three major forms of revenue are extremely profitable models that will quickly earn back any start up costs and create profit for Youngry are through merchandise, e-books, and consultations.

Conclusion: Simply put, we believe that Youngry is providing a much needed platform to an extremely influential but often overlooked audience. As a media outlet, our startup needs are not nearly as substantial as other crowdfunded projects, but the margins are great and its potential is limitless.

Youngry is coming to revolutionize the entrepreneurial world. The focus of the brand is to become one of the first media outlets that take part on equity crowdfunding, making it the first media outlet, made for the target audience by the target audience. Our marketing efforts will concentrate on the networking and connecting with influential individuals, groups, events, and non-profits that can be excited about Youngry and help build the brand's credibility. Because the target market will be millennials and gen-X'ers, most of the marketing efforts will be concentrated online with email marketing and social media promotion.

Youngry Team:

Ash Kumra (Co-Founder/CEO): Ash Kumra is an award winning entrepreneur, author, public speaker and talk show host recognized twice by the White House as an entrepreneur making an impact. He is also an authority on entrepreneurship, social media & branding by authoring the book series "Confessions from an Entrepreneur", spoken to over 10,000 people and has been cited in 100's of articles including Forbes Magazine, Huffington Post, American Express Forum, Entrepreneur Magazine, Startup America/Up Global, LA Times, OC Register, Tedx & The White House. Ash has also hosted over 100 interview with business mavens, authors, entrepreneurs and celebrities who have achieved their dreams and goals.

Ankur Garg (Co-Founder/Board Chairman): (AKG) has accumulated over ten years of leadership experience in building brands and guiding innovative start-up companies. An accomplished corporate strategist and marketing guru, his vision and expertise in business performance have driven remarkable growth in brand recognition, marketing presence, and overall customer loyalty. AKG's exceptional track record of business improvement is based on his philosophy of total engagement in change and his belief in immediate initiative for structural innovation. He is known for his ability to quickly identify and bridge gaps in performance, sales, and organizational structure. The significant impact on profitability and growth in a variety of industries for different firms where he held senior executive positions have led to the formulation of AKG Creative Incorporated.

Dan Vo (Marketing Manager): Dan has over 5 years' experience in international business development, marketing and social media campaigns. Dan has worked with numerous organizations including top social media agency Kolab Agency, the department of Philippines tourism board and numerous digital media brands.

Yola Roberts (Content Editor): Yola has written for numerous publications including top millennial lifestyle publication Elite Daily, TechDayNews and led CTIA's Head of digital creative and coordinated symposiums with BET, Universal Music Group, NFL, and The Grammy's.

Youngry Advisory Board:

Jesse Draper: Creator and host of 2015 Emmy Nominated "The Valley Girl Show" and CEO of Valley Girl, Inc. Jesse has produced and distributed over 300 interviews with some of the greatest minds in business, entertainment and technology including; Ted Turner, Mark Cuban, Sheryl Sandberg, Supreme Court Justice Sandra Day O'Connor, Jessica Alba, MC Hammer and Eric Schmidt. USA Today called the show "Must see startup TV". After successfully hosting her talk show online for 6 years, Jesse has expanded her influence with a new television series on CBS KPIX in Northern California and has plans to roll it out nationally. Jesse is also an angel investor through her fund, Valley Girl Ventures where she does early stage seed investing in female founded startups; some of her portfolio companies include Laurel & Wolf, Move Loot, Carbon38, BlockCypher & Sugarfina. She is a graduate of UCLA.

Dave Meltzer: David Meltzer is the CEO of Sports 1 Marketing, a firm which he co-founded with Hall of Fame Quarterback Warren Moon, and a national top ten best-selling author of Connected To Goodness. Sports 1 Marketing is a global sports and entertainment firm that leverages over $20 billion in relationship capital surrounding the world's largest sporting events. Prior to Sports 1 Marketing, David was CEO of the world's most recognized sports agency, Leigh Steinberg Sports and Entertainment. David is an international public speaker who is profiled by national publications such as Forbes, ESPN, Bloomberg, CNBC, Yahoo, and Variety. David was honored as the 2016 Variety Magazine Sports Humanitarian of the Year, a recipient of the Ellis Island Medal of Honor, and knighted by the order of St. John of Jerusalem as Sir David Meltzer.

Mandy Antoniacci: Mandy is a sports business Analyst, Entrepreneur and INC Columnist. She serves as an Executive Board Member, Investor, and Advisor to sports business companies, and as an Advisor to professional and retired professional athletes. As the Creator and Author of ChangeUp, LLC, Mandy builds companies and authors stories that help "progress the game".

Arel Moodie: Arel Moodie is a national best selling author and has been a featured speaker at the White House and has been personally acknowledged for his work by President Obama. He hosts one of the top career podcasts on iTunes, The Art of Likability, which is listened to in over 140 countries world wide. He is a contributor to Forbes, The Chicago Tribune and Huffington Post as well. As a professional speaker he has spoken to over 300,000 people in 48 states and 5 countries.

Audie Vergara: Audie has over 20 years of international business development and media experience (primary in Asia). Audie is currently the business manager for Grammy award winner apl.de.ap of the Black Eyed Peas.

Rachele Brooke Smith: As an actress and inspiring role model, Rachele Brooke Smith has quickly made a name for herself in Hollywood. She has starred in a variety of films, television, and national ad campaigns, while continuing to expand her creative pursuits and spread her message of healthy living and positivity. In addition to her upcoming films, Rachele's past filmography includes 'Iron Man 2', 'Burlesque,' 'A Place In The Heart', 'Help! My Gumshoe's An Idiot!', as well as leading roles in 'Center Stage: Turn It Up', 'Bring It On: Fight To The Finish', and 'Pop Star'.Rachele has become the face of various marketing campaigns for JC Penney, Asics, Under Armor, Old Navy, Carls Jr., Nikon, Sketchers, Myokore, Capezio Dancewear, Casall, Kotex, Nappy Tabs Hip-Hop Gear and Gap's 2009 holiday campaign.

Lisa Song Sutton: Lisa Song Sutton, J.D., is a real estate investor and entrepreneur. Her work has been seen in Forbes, Inc. Magazine, Fast Company and other business publications. She hosts a business driven cable television show called Live With Lisa through Cox Communications. In addition to her professional careers, Lisa is actively involved in her community as a former Miss Las Vegas (2013) and Miss Nevada (2014) and serves on the executive board of the Asian Community Development Council. Lisa was recently named a Top 100 Woman of Influence by MyVegas Magazine and was a nominee in the 2016 Las Vegas Women in Tech Awards.

Mark Deppe: Recognizing the opportunity to build on strong gaming culture and take advantage of the massive world of eSports, Mark is developing the first I eSports program and gaming center for a public college institution in North America. It will be held at the University of California Irvine.

Competition

   While there are business magazines, blogs, and channels that cover entrepreneurship and business, they don't take into account the early struggles that one faces in trying to realize the American Dream. There ins't a media platform promoting, sharing and evangelizing the journey of young and early experienced entrepreneurship. Youngry is here so serve as **the** media company that celebrates the young and hungry entrepreneurs. This is Sportscenter meets TED for all things entrepreneurship and business culture. We're in the business of building entrepreneurs into rockstars! The primary goal of this marketing campaign is to make our target market aware of this opportunity for them to dive in deep in the entrepreneur world. The challenge is to provide a platform that resonates with the young entrepreneurs and build a community that the ideologies of hard work, ambition, and the American Dream continue to exist and thrive to those who seek it. They have the opportunity to be more than a passive agent of the news, they can actively be a part of something bigger. A media platform made for them by them.

Outlined are several competitors of Youngry. While there are some established and household names in this list, we hope that it shows more of a thriving market and readership as opposed to a desaturated one. We feel that what Youngry presents is unique and will combine these passions into a 24/7 media content powerhouse.

Entrepreneur.com

- **Strengths:** Perhaps the standard to entrepreneur writing, they rely on a product produced from the contribution of experts in the business world. High number of followers across all social media as well as highest number of RSS subscribers.

- **Weaknesses:** Takes on a very passive approach to their platform. While being the standard, they are treated and looked upon as a Wall Street Journal or New York Times, prestigious yet very disconnected from the average consumer, especially the young, ambitious entrepreneur

VentureBeat.com (Could potentially become an ally more than competition)

- **Strengths:** Focuses on general tech innovation news and events to help entrepreneurs and executives make smarter decisions. Very ahead of the game and tends to be one of the first sources to release tech information.
- **Weaknesses:** Because it has a great variety of news, it doesn't quite offer relevant information for minority groups that we want to attend to. Its focus is more on product instead of lifestyle.

Macro-environmental PEST analysis :

- **Political and legal environment:** Recent changes took place for crowdfunding equity and Title III, allowing Youngry to become the first media platform that will be open for equity crowdfunding on Republic. We will educate consumers, readers on the model that they are apart of

- **Economic environment:** On the global economy environment, according to the Organization of Economic Cooperation and Development, business investments are projected to rise by between ½ and ¾ per cent in 2016

- **Social and cultural environment:** Entrepreneurship has been growing exponentially, more people are looking to become their own bosses. Just like in 60s every young person dreamed of being a rockstars, the millennials continue to drift away from corporate job towards start-ups and entrepreneurial mindset. There are also researches that found that women are not staying behind by too much; there are seven women entrepreneur for every ten men.

- **Technological environment:** The growing source of news for millennials, gen-xers and even baby boomers continue to be the internet and social media. This fact holds true for all types of news; including political, economic and business related news. Millennials are also tending to believe, follow and trust media platforms that will provide them with facts and information without dramatization.

Situation Analysis

Company Analysis

- **Goals**: Have a platform where the young and hungry entrepreneurs can find support, education and motivation by creating a community for the like-minded.

- **Focus**: Young and early experienced entrepreneurs that are looking to actively participate in the media platform they consume.
- **Strengths**: We offer an environment where customers aren't just taking in information, they can be part of a community and own part of that community as well.
- **Weaknesses**: Investing can be scary for young entrepreneurs. Title III is still a new concept without many proven success models. Lots of competition.
- **Opportunities**: The focus on specific niches can create a sense of belonging to those who otherwise feel out of the general conversation. Entrepreneurs are naturally higher risk people that can find it attractive to start investing in something that they can be apart of and take ownership in. We have the chance to set the expectations for Title III

Customer Analysis

- **Market:** 60 percent of millennials consider themselves entrepreneurs and 90 percent recognize entrepreneurship as a mentality. The numbers for young entrepreneurs continue to grow.
- **Type:** Young, hungry, passionate and forward thinking individuals. High risk and innovative, fast learners and enjoy active participations. People who have understood that they must manifest their own destiny.
- **Decision process:** Entrepreneurs who will be interested in taking part in our media platform are likely to be independent and the end user of our services. Creating a cycle of good content to lure others to submit good content.
- **Concentration of customer base:** Rather than demographically, entrepreneurs tend to congregate in specific groups, events, conferences and non-profits that offer support for their mentality. The events, groups, and conferences can happen both remotely (webinars) or on-premises. We are targeting like-minded individuals as opposed to geographics or other markets.

Selected Marketing Strategy

There needs to be an educational period in which people become educated on Jobs Act, Title III and Equity Crowdfunding. When the campaign launches, we need people to not only know what Youngry is but know that they can be a part of the project; be the project. The platform is online and therefore should reach as many people as possible, independent of their demographic location. Email marketing, social media buzz and support from tech and entrepreneurial blogs will be key to the success of the brand. Offline marketing pushes will mostly take place connecting influential individuals and non-profits who can help push the campaign. These individuals will include, but are not limited to, business leaders, entrepreneurial gurus, journalists, bloggers, and tech writers. Non-profits will include those who support the development of women, minorities, young people and immigrants in business and start-ups. People looking to make a social impact and betterment of the world will be given a greater focus.

Promotion

- Advertising will mostly consist of email marketing. The focus will be primarily to encourage bloggers and non-profits to talk about the benefits of Title III, introduce Republic, equity crowdfunding, and Youngry.

- Public relations will be essential to the success of the campaign, as we need to connect with influential individuals and groups who will help increase the credibility of our brand.